UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PetroLogistics LP

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(Name of Issuer)

Common Units representing limited partner interests

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(Title of Class of Securities)

71672U101

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(CUSIP Number)

Richard P. Swanson, Esq.

YSOF Propylene Investor, LLC
c/o York Capital Management
767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Robert E. Holton, Esq.

Stephanie G. Nygard, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2014

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71672U101	13D

1	NAMES OF REPORTING PERSONS YSOF Propylene Investor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 to Schedule 13D (this “Amendment” or “Amendment No. 2”) supplements and amends, but is not a complete restatement of, the Schedule 13D (the “Schedule 13D”) filed by YSOF Propylene Investor, LLC, a Delaware limited liability company (“YSOF” or the “Reporting Person”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2012, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed by YSOF with the SEC on May 29, 2014, relating to the Common Units representing limited partner interests (“Common Units”) in PetroLogistics LP (the “Issuer”). This Amendment No. 2 is being filed by YSOF to report the disposition of all Common Units in the Issuer directly owned by YSOF and should be read in conjunction with the Schedule 13D and Amendment No. 1. Capitalized terms used in this Amendment No. 2 but not otherwise defined in this Amendment No. 2 have the respective meanings ascribed to them in the Schedule 13D and Amendment No. 1. The Schedule 13D and Amendment No. 1 are supplemented and amended as set forth herein.

Item 2. Identity and Background

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 4. Purpose of Transaction

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) Item 5(a) of the Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

As a result of the consummation of the Merger as described in Item 6 of this Amendment No. 2, none of YSOF, Special Opportunities, Domestic Holdings or YGA will be deemed to beneficially own, pursuant to Rule 13d-3 of the Exchange Act, any Common Units in the Issuer.

(b) As a result of the consummation of the Merger as described in Item 6 of this Amendment No. 2, none of YSOF, Special Opportunities, Domestic Holdings or YGA will be deemed to have the power to dispose of, direct the disposition of, vote or direct the vote of any Common Units in the Issuer. In addition, to the knowledge of the Reporting Person, none of the persons named in Item 2(a) of the Schedule 13D has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Common Units in the Issuer.

(c) Item 5(c) of the Schedule 13D, as amended by Amendment No. 1, is hereby amended to add the following:

Except as described in Item 6 of this Amendment No. 2, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) of the Schedule 13D has effected any transactions in the Common Units during the past 60 days.

(d) Item 5(d) of the Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

Not applicable.

(e) Item 5(e) of the Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated as follows:

The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Units issued and outstanding on July 16, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D, as amended by Amendment No. 1, are hereby amended to add the following:

Transfer of Covered Units

On July 16, 2014, immediately prior to the consummation of the Merger, and in accordance with the YSOF Support Agreement, the Reporting Person, as the record and beneficial owner of 17,422,701 Common Units of the Issuer (the “Covered Units”), distributed to each of its members (each, a “Transferee”), for no consideration, the number of the Covered Units set forth opposite such Transferee’s name below.

TRANSFEREE	ALLOCATED COVERED UNITS
York Special Opportunities Fund AIV II, L.P.	10,961,628
YSOF (PIV-B) SUB II, LLC	5,701,367
York Special Opportunities Fund (PIV-A), L.P.	759,706

Consummation of the Merger

On July 16, 2014, the Merger was consummated in accordance with the Merger Agreement. At the Effective Time, by virtue of the Merger and without any action on the part of the Transferees, each Covered Unit distributed to each Transferee prior to the consummation of the Merger was cancelled and converted automatically into the right to receive the Sponsor Merger Consideration, upon the terms and subject to the conditions set forth in the Merger Agreement.

In addition, each Transferee listed above received a one-time cash distribution of $0.40 per Common Unit on July 16, 2014, which was declared and made in accordance with the provisions of the Merger Agreement.

Resignation of Director

In connection with the Merger, at the Effective Time, Zalmie Jacobs resigned as a member of the Board of Directors of MLP GP.

Registration Rights Agreement

On July 16, 2014, the Registration Rights Agreement was terminated by the parties thereto in connection with the transactions described in this Item 6.

YSOF Support Agreement

On July 16, 2014, the YSOF Support Agreement automatically terminated upon the consummation of the Merger.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  July 18, 2014

YSOF PROPYLENE INVESTOR, LLC

By:	York Special Opportunities Fund AIV II, L.P, a member

By:	York Special Opportunities Domestic Holdings, LLC, its general partner

By:          /s/ Richard P. Swanson

Richard P. Swanson

General Counsel